Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.

NAME AND ADDRESS OF COMPANY

Labopharm Inc.
480 Armand-Frappier Blvd
Laval, Québec H7V 4B4
(450) 686-0207

2.

DATE OF MATERIAL CHANGE

August 14, 2009.

3.

NEWS RELEASE

Labopharm Inc. ("Labopharm") issued a news release on August 17, 2009. A copy of the press release is annexed hereto and forms an integral part hereof.

4.

SUMMARY OF MATERIAL CHANGE

On August 17, 2009, Labopharm commented on the outcome of patent-infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. ("Par") relating to Ultram® ER (tramadol hydrochloride extended-release tablets).

This judgment could permit Par to market its generic formulation of Ultram ER in the U.S., should it receive final regulatory approval from the U.S. Food and Drug Administration. Although Labopharm is not a party to this action, if Par was to launch its generic formulation of Ultram ER, it could impact U.S. sales of Labopharm's own once-daily tramadol product, Ryzolt™, which is marketed in the U.S. by Purdue. Ultram ER, and therefore any generic version of it, is not A/B rated to Ryzolt, meaning it can not be substituted for Ryzolt at the pharmacy.

5.

FULL DESCRIPTION OF MATERIAL CHANGE

On August 17, 2009 Labopharm commented on the outcome of patent-infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. ("Par") relating to Ultram® ER (tramadol hydrochloride extended-release tablets). In his decision, Circuit Judge Kent Jordan entered judgment in favor of Purdue and against Par on the issue of infringement and rejected Par's claim that the patents were unenforceable for inequitable conduct. Judge Jordan, however, entered judgment in favor of Par and against Purdue on the issue of validity, citing obviousness.

This judgment could permit Par to market its generic formulation of Ultram ER in the U.S., should it receive final regulatory approval from the U.S. Food and Drug Administration. Although Labopharm is not a party to this action, if Par was to launch its generic formulation of Ultram ER, it could impact U.S. sales of Labopharm's own once-daily tramadol product, Ryzolt™, which is marketed in the U.S. by Purdue. Ultram ER, and therefore any generic version of it, is not A/B rated to Ryzolt, meaning it can not be substituted for Ryzolt at the pharmacy.

Labopharm is currently in discussions with Purdue to evaluate next steps in this matter, including a potential appeal of the decision.

The press release attached hereto provides a full description of the material change.

6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.

OMITTED INFORMATION

Not applicable.

8.

EXECUTIVE OFFICER

Mark D'Souza, Senior Vice-President and Chief Financial Officer, who may be contacted at the address and phone number listed in item 1.

9.

DATE OF REPORT

August 18, 2009

LABOPHARM INC.

By:  /s/ Mark D'Souza
        Mark D'Souza
        Senior Vice-President and Chief Financial Officer

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM COMMENTS ON JUDGMENT IN PURDUE PATENT LITIGATION

LAVAL, Québec (August 17, 2009) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today commented on the outcome of patent-infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. relating to Ultram® ER (tramadol hydrochloride extended-release tablets). The patents-in-suit are owned by Purdue and are licensed to Ortho-McNeil, Inc., the marketer of Ultram® ER. In his decision, Circuit Judge Kent Jordan entered judgment in favor of Purdue and against Par on the issue of infringement and rejected Par's claim that the patents were unenforceable for inequitable conduct. Judge Jordan, however, entered judgment in favor of Par and against Purdue on the issue of validity, citing obviousness.

This judgment could permit Par to market its generic formulation of Ultram ER in the U.S., should it receive final regulatory approval from the U.S. Food and Drug Administration. Although Labopharm is not a party to this action, if Par was to launch its generic formulation of Ultram ER, it could impact U.S. sales of Labopharm's own once-daily tramadol product, Ryzolt™, which is marketed in the U.S. by Purdue. Ultram ER, and therefore any generic version of it, is not A/B rated to Ryzolt, meaning it can not be substituted for Ryzolt at the pharmacy.

Labopharm is currently in discussions with Purdue to evaluate next steps in this matter, including a potential appeal of the decision.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company's second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

Ryzolt™ is a trademark of Purdue Pharma Products L.P.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D'Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com